June 1, 2005

Mail Stop 03-05

Via US Mail and Facsimile

Mr. Richard A. Musal
Chief Financial Officer
206 May Street
Radcliffe, Iowa 50230

Re:	Mirenco, Inc.
	Form 10-KSB for the fiscal year ended December 31, 2004
	Form 10-QSB for the quarter ended March 31, 2005
	Commission file # 000-32819:

Dear Mr. Musal:

We have reviewed your May 13, 2005 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.


* * * * * * * * * * * * * * * * * * * * * * *

Form 10-KSB for the year ended December 31, 2004

Management`s Discussion and Analysis, page 12

1. We note from your response to comment 1 that the only estimates involved in your accounting process relate to depreciation and amortization. Considering the significance of your fixed asset balance, we believe that you should also consider the fixed asset impairment analysis addressed in SFAS 144 as part of your section on critical estimates. Additionally, please include a discussion of income tax valuation allowance as a critical estimate in future filings, or tell us why you do not believe that is significant. See
SEC Release NO. 33-8350. (i.e. FR-72:     Section V).




Notes to the Financial Statements

- General

2. We note from your response to comment 6 that you have included the requested disclosure related to your reliance on the supplier, ICE Corporation, in your MD&A section of your current Form 10-Q. Please confirm to us that in your next Form 10-K, you will include the disclosure in the notes to the financial statements. See paragraphs
21 and 22 of SOP 94-6.

Note A.  Summary of Significant Accounting Policies

- Accounts Receivable, page 23

3. We note from your response to comment 7 that you use the direct write-off method to record bad debts. Unless the company discloses there is no material difference between your current method of accounting (i.e. direct write-off) and providing an allowance account when it is probable that some or all of a receivable is deemed uncollectible, you should revise your accounting policy accordingly.
In this regard, the allowance method is the acceptable GAAP method.
See paragraph 9 of ARB 43 and paragraph 8 of SOP 01-6. We may have further comment upon receipt of your response.

Form 10-Q for the quarter ended March 31, 2005

Management`s Discussion and Analysis

4. We note from your MD&A disclosure in your Form 10-Q for the quarter ended March 31, 2005, that billed but uncollected amounts of revenue related to the Iowa Foundation were removed from your books by the Direct Write-Off Method. Please tell us how much of these revenues were written-off and why these revenues were written-off, considering your disclosure that "management anticipates that additional revenue will be realized from this arrangement." Additionally, please tell us the circumstances that changed between
December 31, 2004 and March 31, 2005 to cause the change in determination of collectibility.


* * * * * * * * * * * * * * * * * * * * * * *




As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information.


You may contact Claire Lamoureux at 202-551-3301 or Joe Foti at
202-
551-3816 if you have questions.


								Sincerely,



								Linda Cvrkel
								Branch Chief
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Mr. Richard A. Musal
Mirenco, Inc.
June 1, 2005
Page 1